RICHARDSON & PATEL LLP
                        405 LEXINGTON AVENUE, 26TH FLORR
                            NEW YORK, NEW YORK 10174
                                 (212) 907-6686
                            (212) 907-6687 FACSIMILE

                                December 19, 2006

Via EDGAR
Mr. Mark P. Shuman
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

                  Re:      Sysview Technology, Inc.
                           Form SB-2 filed on October 11, 2006
                           SEC File No.:  333-137950
                           Form 8-K filed July 28, 2006
                           File No. 0-27773

Dear Mr. Shuman:

      This letter is written in response to your letter dated November 6, 2006 relating to the Form SB-2 (the "Registration Statement") filed by Sysview Technology, Inc. (the "Company") on October 11, 2006. Along with this letter, the Company is filing Pre-Effective Amendment No. 1 to the Registration Statement (the "Amendment").

      Aside from amending the Registration Statement to respond to your comments, we have also amended it to include the financial information relating to the nine month period ended September 30, 2006 and to update information, as appropriate. In this letter we have included your comments followed by our responses thereto.

REGISTRATION STATEMENT ON FORM SB-2

SELLING STOCKHOLDERS, PAGE 23

1. Footnote 5 on page 25 seems to indicate that Starboard Capital will offer 46,625 shares of common stock that are currently outstanding. In your response letter, tell us how those shares were acquired by Starboard Capital. Unless those shares were acquired as a transaction-based compensation for investment banking services, Starboard Capital should be named as an underwriter of those securities. For example, if Starboard Capital invested in the private offering, it should be named as an underwriter with respect to shares it acquired as an investor. Additionally, reconcile the inconsistency between the fee table, which refers to 1.825 million shares, and the sum of the shares listed in the fourth column of the table on page 25.

RESPONSE: We have revised the selling stockholder table to remove the 46,625 shares of common stock that are currently owned by Starboard Capital as they will not be offered pursuant to the prospectus included in the Registration Statement.

We have reconciled the inconsistency between the fee table which refers to 1.825 million shares and the sum of the shares listed in the fourth column of the table on page 25.

2. Please disclose whether Whalehaven Capital Fund, Gregory Wong or Wesley Wong is an affiliate of a registered broker-dealer. If any of those selling stockholders are affiliates of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

RESPONSE: Based upon representations made to the Company by each of Whalehaven Capital Fund, Gregory Wong and Wesley Wong, none of such persons is an affiliate of a registered broker-dealer, nor did any of such selling stockholder at the time of the acquisition of the securities included in this Registration Statement have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

BUSINESS, PAGE 14

3. On page 14 you state that you are the current leading manufacturer of USB-powered imaging devices. In your response letter, provide detailed support for this claim. Also, where this claim is made, provide a concise explanation of the basis upon which the company reached this conclusion.

RESPONSE: The Company has removed any language in the registration statement that refers to it as being the leading manufacturer of USB powered imaging devices.

PLAN OF DISTRIBUTION, PAGE 27

4. Please provide us with a reasonably detailed description of the steps that have been taken by each of the selling shareholders to insure compliance with Regulation M. Please see Rule 461(b)(7) under the Securities Act.

RESPONSE: Below is the section of the "Plan of Distribution" that specifically states that any person participating in a distribution (including the selling stockholders) will be subject to the Securities Exchange Act of 1934 (which includes Regulation M), and in delivering the prospectus included in the Registration Statement in connection with any such sale of the securities thereunder, a selling stockholder will be selling its securities pursuant to the "Plan of Distribution".

"The selling stockholders and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934 (Exchange Act). The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and other participating persons. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular security being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities. We have informed the selling stockholders that the anti-manipulation rules of the SEC, including Regulation M promulgated under the Exchange Act, may apply to their sales in the market."

DESCRIPTION OF SECURITIES, PAGE 34

5. Expand the prospectus to provide a meaningful explanation of the term "full ratchet basis." In this respect, adjustments to the exercise price to equal to the lowest price at which shares are sold do not appear to be "similar transactions" within the meaning of Rule 416. We note that such adjustments exceed anti-dilution adjustments. Please confirm your understanding that Rule 416 will not be applicable to additional shares issuable as a consequence of "full ratchet" conversion price adjustments.

RESPONSE: Please see the revisions that have been made to the Description of Securities section of the Registration Statement, which we now believe more clearly states the rights of preferred stock and warrant holders as it relates to their anti-dilution rights.

FORM 8-K FILED JULY 28, 2006

6. On July 24, 2006, you amended your consolidated financial statements for the year ended December 31, 2005 and for the quarters ended March 31, 2006, September 30, 2005, June 30, 2005 and March 31, 2005. Please advise us how you will consider the amendments to the financial statements and the circumstances under which those amendments occurred in evaluating the effectiveness of your disclosure controls and procedures at September 30, 2006, and in preparing disclosure concerning any changes in your internal control over financial reporting for the period ending September 30, 2006. See Items 307 and 308(c) of Regulation S-B.

RESPONSE: The management of Sysview believes that it has complied with all its reporting obligations under Form 8-K, except for the isolated incident with respect to restating its financial statements to correct the accounting treatment of its preferred stock. Sysview's management also believes this was an isolated anomaly under extenuating circumstances (the transaction was a onetime equity transaction subject to relatively new and extremely complex accounting guidance). As this single incident is indicative of the complex transaction, not Sysview's disclosure controls over financial reporting, we have been able to conclude that our disclosure controls and procedures are effective as of the end of each reporting period.

If you have any additional comments or questions please feel free to contact the undersigned. We thank you in advance for your attention to this matter.

Very truly yours,

Jody R. Samuels